

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of International Assets Advisory, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC as of December 31, 2018, the related statements of operations, changes in subordinated borrowings, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Assets Advisory, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of International Assets Advisory, LLC's management. Our responsibility is to express an opinion on International Assets Advisory, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Assets Advisory, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information, consisting of Schedule I – Computation of Net Capital (Under Rule 15c3-1 of the Securities and Exchange Commission), has been subjected to audit procedures performed in conjunction with the audit of International Assets Advisory, LLC's financial statements. The supplemental information is the responsibility of International Assets Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Accell Audit & Compliance, PA*

We have served as International Assets Advisory, LLC's auditor since 2017.

Tampa, FL

March 1, 2019

# INTERNATIONAL ASSETS ADVISORY, LLC

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2018

| | | |
|---|---:|---:|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 3,001,907 |
| Deposits at clearing brokers | | 155,000 |
| Securities owned, at fair value | | 1,055,708 |
| Commissions receivable | | 370,468 |
| Notes receivable | | 134,107 |
| Prepaid expenses and other assets | | 720,119 |
| Property and equipment, net | | 0 |
| **TOTAL ASSETS** | $ | 5,437,309 |
| | | |
| **LIABILITIES** | | |
| Commissions payable | $ | 1,265,953 |
| Accounts payable and accrued expenses | | 613,264 |
| Payable to affiliate | | 307,455 |
| Payable to clearing broker | | 1,004,713 |
| Subordinated Note | | 150,000 |
| **TOTAL LIABILITIES** | | 3,341,385 |
| | | |
| COMMITMENTS AND CONTINGENCIES (Note 5) | | |
| | | |
| **MEMBER'S EQUITY** | | 2,095,924 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 5,437,309 |

The accompanying notes are an integral part of these financial statements.

# INTERNATIONAL ASSETS ADVISORY, LLC

## NOTES TO FINANCIAL STATEMENTS

### Year Ended December 31, 2018

**NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of International Assets Advisory, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

**Nature of Business**

International Assets Advisory, LLC, a single-member LLC, is a full-service broker-dealer and money management company headquartered in Orlando, Florida. The Company is a wholly owned subsidiary of Pecunia Management, LLC (the "Parent"). The Company provides a full range of financial services primarily to retail and institutional clients through its network of approximately 75 independent branch offices and one Company-owned office. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to a registered clearing broker, which carry such accounts on a fully disclosed basis. The Company also derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and settlement of fixed and variable life insurance contracts to third parties. Customers remit funds payable directly to the insurance carriers and the clearing broker, and no funds or securities are held by the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

**Use of Estimates**

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which cannot be determined until such litigation has been settled. Actual results could vary from the estimates.

**Cash and Cash Equivalents**

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

### Cash Deposits Held at Clearing Brokers

The Company has noninterest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

### Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability and determines amounts of any uncollectible receivables to be written off. In the opinion of management, at December 31, 2018, all commissions were considered collectible and no allowance was necessary.

### Notes Receivable

Notes receivable are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized as the conditions of the loan agreement are met.

### Property and Equipment, Net

Property and equipment, net is stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 2 to 3 years (see Note 3).

### Revenue Recognition

Revenue is recognized when pervasive evidence of an arrangement exists, the services are delivered, the price is fixed or determinable and collection is reasonable assured. Specific comments related to individual revenue streams are disclosed below. The Company principally earns commission and trading revenues from broker activities on a trade date basis in accordance with ASC 940-320-25, "Recognition – Proprietary Trading Securities".

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which supersedes previous revenue recognition guidance. ASU No. 2014-09 requires that a company recognize revenue at an amount that reflects the consideration to which the company expects to be entitled in exchange for transferring goods or services to a customer. In applying the new guidance, a company will (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the contract's performance obligations; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

An entity should apply the amendments in this update using one of the following two methods:

1. Retrospectively to each prior reporting period presented (along with some practical expedients); or
2. Retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application.

### Investment Banking, Dealer Manager and Related Fees

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment.

### Commission Revenue and Expense

Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

### Trading Gains and Losses, Net

Net trading gains and losses are recorded on a trade-date basis. Net trading includes gains, losses, interest and dividends from securities and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account after receiving a customer order. The investments are carried at fair market value. Net trading is reduced by interest expense incurred on related margin borrowings. Margin borrowings are classified as "payable to clearing broker."

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

### Fees, Investment Advisory and Administrative Services

Fees, investment advisory and administrative services revenue is recognized as the services related to the underlying assignment are completed. These fees include charges to the Company's affiliated RIA, International Assets Investment Management, LLC, account administration fees, 12b-1 fees and fees for research services.

### Other

Other income includes ticket charges, clearing broker incentive credits and overrides, and fees charged to registered representatives. Other income revenues are recognized as earned and any related costs are recognized as incurred.

### Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in these financial statements. The Company identifies its major tax jurisdictions as U.S. federal and the state of Florida. As of December 31, 2018, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

### Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." Under this new guidance, lessees (including lessees under lease classified as financial leases, which are to be classified based on the criteria similar to that applicable to capital leases under current guidance, and leases classified as operating leases) will recognize a right-to-use asset and a lease liability on the balance sheet, initially measured as the present value of lease payments under the lease. Under current guidance, operating leases are not recognized on the balance sheet. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements; the guidance provides certain practical expedients. The Company is currently evaluating this guidance to determine its impact on the Company's financial statements.

## NOTE 2 - FAIR VALUE MEASUREMENT

Under an arrangement with its clearing broker, the difference in the investment's fair value and cost paid is settled in cash with the clearing broker. The Company receives payments for increases in fair value (gains), and pays cash for decreases in fair value (losses). All differences between cost and fair value were settled at December 31, 2018, therefore no unrealized gains or losses are recognized on investments held.

Securities owned are classified as trading securities and are thus marked to market and stated at estimated fair value, as determined by management, using the quoted closing or latest bid prices. The change in differences between cost and estimated fair value during the period is included in the statement of operations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The fair value of financial instruments is presented in the table below based upon a hierarchy of levels that prioritize the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

**Level 1**    Unadjusted quoted prices in active markets for identical assets or liabilities.

**Level 2**    Inputs other than quoted prices in active markets within Level 1 that are either directly or indirectly observable, including quoted prices for similar assets or liabilities in active markets.

**Level 3**    Significant, unobservable inputs for the asset or liability in which little or no market data exists.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

| | Fair Value Measurement at Reporting Date Using Description | | | |
| | Level 1 | Level 2 | Level 3 | Total |
| --- | --- | --- | --- | --- |
| Assets: | | | | |
| Fixed Income Securities | | | | |
| Municipal Bonds | - | $1,055,708 | - | $1,055,708 |
| | - | $1,055,708 | - | $1,055,708 |

There were no transfers of financial instruments between fair value level classifications during the year ended December 31, 2018. At December 31, 2018, the cost of securities owned approximates their fair value.

- 11 -

## NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2018:

| | |
|---|---:|
| Office furniture and equipment | $ 91,906 |
| Computers | 95,999 |
| Software | 63,832 |
| Total | 251,737 |
| Less: accumulated depreciation | (251,737) |
| Total property and equipment, net | $ 0 |

All Property and Equipment was completely depreciated as of December 31, 2018.

## NOTE 4 - SUBORDINATED NOTE PAYABLE

In April 2015, the Company borrowed $150,000 under a FINRA-approved subordinated loan agreement with a related party (see Note 7). The loan is non-interest bearing, and contains an automatic annual renewal provision which requires a 7 month cancellation notice from the lender. No cancellation notice was provided by September 30, 2018, and therefore the note was further renewed to mature on April 30, 2019. The subordinated loan balance is included in equity for computing net capital under the SEC's Uniform Net Capital Rule. The fair value of the subordinated loan approximates carrying value because of its short term to maturity.

## NOTE 5 - COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Company rents its corporate offices under a non-cancelable operating lease, as executed on November 20, 2014, amended on March 16th 2018, and expires in December 2023. Initial base rent is approximately $12,823 per month, subject to certain fixed increases over the course of the lease term, as set forth in the lease agreement.

Total rental expense for the year ended December 31, 2018 was approximately $267,000.

The approximate minimum annual, non-cancelable rent payments due under the Company's operating leases (based solely on the base rent, without regard to the Company's share of common area maintenance and other expenses that are included in rental expense) are as follows:

| Year | Amount |
|---|---:|
| 2019 | $ 190,000 |
| 2020 | 195,000 |
| 2021 | 200,000 |
| 2022 | 205,000 |
| 2023 | 210,000 |
| | $1,000,000 |

## NOTE 5 - COMMITMENTS AND CONTINGENCIES *(Continued)*

### Legal and Regulatory

The Company is a party to various legal proceedings relating to an individual alleging improper activities claiming damages. The Company plans to vigorously defend against these actions and believes that any damages, legal fees or other expenses will be covered by insurance and any amount not covered will be immaterial. The company's management and legal counsel cannot predict the outcome of this case.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

### Clearing Broker

Included in the Company's clearing agreements with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. Management of the Company has not been notified by the clearing broker, or are otherwise not aware, of any potential losses relating to this indemnification.

## NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, deposits, securities owned, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

During the year ended December 31, 2018, a significant portion of the Company's total revenues were processed through the Company's clearing broker. At December 31, 2018, commissions receivable from this clearing broker represented substantial commissions receivable.

## NOTE 7 - RELATED PARTY TRANSACTIONS

The Company processes certain transactions, such as managed fee income and related commissions, on behalf of International Assets Investment Management, LLC. (IAIM), a registered investment advisor, which is affiliated via common ownership. Such transactions are ultimately recorded in the books and records of the affiliate. The Company charges IAIM 50% of its profits for these support and processing services. This resulted in revenue of $880,034 for 2018.

At December 31, 2018, amounts payable to affiliates totaled $307,455. "Payable to affiliates" represents amounts due to IAIM, for net revenues received on its behalf.

During 2015, the Company borrowed $150,000 under a FINRA-approved subordinated loan agreement with a related party (See Note 4).

## NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $100,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2018, the Company had net capital of approximately $1,140,000 which was approximately $930,000 in excess of its required net capital of approximately $213,000. The Company's aggregate indebtedness to capital ratio was 2.8 to 1, as computed under SEC Rule 15c3-1.

## NOTE 9 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through March 1, 2019, the date the financial statements were available to be issued, and determined that there were no such events requiring adjustment to, or disclosure in, the accompanying financial statements